UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 22, 2009**

CALPINE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Suite 1000, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: **(713) 830-8775**

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 8.01 — Other Events

On September 22, 2009, Calpine Corporation (the "Company") and Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together, the "Selling Stockholders") entered into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. Incorporated, as underwriter (the "Underwriter"). Pursuant to the Underwriting Agreement, the Selling Stockholders agreed to sell, and the Underwriter agreed to purchase, 20,000,000 shares of the Company's common stock, par value $0.001 per share. In addition, the Selling Stockholders have granted the underwriter a 30-day option to purchase up to 3,000,000 additional shares of common stock. The public offering and sale (the "Offering") contemplated by the Underwriting Agreement will be completed on or about September 28, 2009. The Company will not sell any shares and will not receive any proceeds from the sale of shares in the Offering.

The Offering is being effected pursuant to a registration statement on Form S-3 (File No. 333-152982) filed under the Securities Act of 1933, as amended. A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto and is incorporated by reference herein.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d)   *Exhibits*

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 22, 2009, among Calpine Corporation, the selling stockholders named therein and Morgan Stanley & Co. Incorporated, the underwriter named therein.*

_____

*   Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Jim D. Deidiker
           Jim D. Deidiker
           Senior Vice President and
           Chief Accounting Officer

Date: September 23, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 22, 2009, among Calpine Corporation, the selling stockholders named therein and Morgan Stanley & Co. Incorporated, the underwriter named therein.*

_____

*   Filed herewith.

20,000,000 SHARES

CALPINE CORPORATION

CALPINE CORPORATION COMMON STOCK, $.001 PAR VALUE

UNDERWRITING AGREEMENT

September 22, 2009

September 22, 2009

Morgan Stanley & Co. Incorporated
c/o Morgan Stanley & Co. Incorporated
   1585 Broadway
   New York, New York 10036

Ladies and Gentlemen:

The shareholders named in Schedule I hereto (collectively, the "**Selling Shareholder**") of Calpine Corporation, a Delaware corporation (the "**Company**") proposes to sell to Morgan Stanley & Co. Incorporated (the "**Underwriter**" or "**you**") an aggregate of 20,000,000 shares of Calpine Corporation Common Stock, Par Value $.001 (the "**Firm Shares**").

The Selling Shareholder also proposes to sell to the Underwriter not more than an additional 3,000,000 shares of Calpine Corporation Common Stock, Par Value $.001 (the "**Additional Shares**") if and to the extent that the Underwriter shall have determined to exercise the right to purchase such Additional Shares in accordance with Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the "**Shares**." The shares of Calpine Corporation Common Stock, Par Value $.001 of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the "**Common Stock**." The Company and the Selling Shareholder are hereinafter sometimes collectively referred to as the "**Sellers**."

The Company has filed with the Securities and Exchange Commission (the "**Commission**") a registration statement (File No. 333-152982), including a prospectus, relating to the Shares. The registration statement as amended at the time it became effective, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Securities Act of 1933, as amended (the "**Securities Act**"), is hereinafter referred to as the "**Registration Statement**"; the prospectus in the form first used to confirm sales of Shares (or in the form first made available to the Underwriter by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the "**Prospectus.**" If the Company has filed an abbreviated registration statement to register additional shares of Common Stock pursuant to Rule 462(b) under the Securities Act (the "**Rule 462 Registration Statement**"), then any reference herein to the term "**Registration Statement**" shall be deemed to include such Rule 462 Registration Statement.

For purposes of this Agreement, "**free writing prospectus**" has the meaning set forth in Rule 405 under the Securities Act, "**Time of Sale Prospectus**" means the preliminary prospectus together with the free writing prospectuses, if any, each identified in Schedule II hereto, and "**broadly available**

road show" means a "bona fide electronic road show" as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms "Registration Statement," "preliminary prospectus," "Time of Sale Prospectus" and "Prospectus" shall include the documents, if any, incorporated by reference therein. The terms "**supplement,**" "**amendment**" and "**amend**" as used herein with respect to the Registration Statement, the Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), that are deemed to be incorporated by reference therein.

        1.   *Representations and Warranties of the Company*. The Company represents and warrants to and agrees with the Underwriter that:

        (a)   The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission. If the Registration Statement is an automatic shelf registration statement as defined in Rule 405 under the Securities Act, the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) eligible to use the Registration Statement as an automatic shelf registration statement and the Company has not received notice that the Commission objects to the use of the Registration Statement as an automatic shelf registration statement.

        (b)   (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vi) the

Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.

(c) The Company is not an "ineligible issuer" in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(d) The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(e) Each subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so duly incorporated (other than with respect to any of the Company's "significant subsidiaries" within the meaning of Rule 1-02 of Regulation S-X), qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; all of the issued shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and, except as set forth in the Time of Sale

Prospectus and the Prospectus, are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims.

(f)   This Agreement has been duly authorized, executed and delivered by the Company.

(g)   The authorized capital stock of the Company conforms as to legal matters in all material respects to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus.

(h)   The shares of Common Stock (including the Shares to be sold by the Selling Shareholder) have been duly authorized and, except as set forth in the Time of Sale Prospectus and the Prospectus, are validly issued, fully paid and non-assessable.

(i)   The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of applicable law or the certificate of incorporation or by-laws of the Company or any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares.

(j)   There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

(k)   There are no legal or governmental proceedings pending or threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, or on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(l)   Each preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.

(m)   The Company is not, and after giving effect to the sale of the Shares as described in the Prospectus will not be, required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(n)   The Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(o)   There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(p)   There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement, except pursuant to that certain Registration Rights Agreement made as of January 31, 2008, by and among the Company, the Selling Shareholder and the other parties named therein (which is incorporated by reference as an exhibit to the Registration Statement) (the "**Registration Rights Agreement**").

(q)   Neither the Company nor any of its subsidiaries, nor any director, officer, or employee, nor, to the Company's knowledge, any agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any "government official" (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(r)   The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "**Anti-Money Laundering Laws**"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(s)   (i) The Company represents that neither the Company nor any of its subsidiaries (collectively, the "**Entity**") or , to the knowledge of the Entity, any director, officer, employee, agent or representative of the Entity, is an individual or entity ("**Person**") that is, or is owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control ("**OFAC**"), the United Nations Security Council ("**UNSC**"), the European Union ("**EU**"), Her Majesty's Treasury ("**HMT**"), or other relevant sanctions authority (collectively, "**Sanctions**"), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).

(ii) The Entity represents and covenants that it will not, directly or indirectly, lend, contribute or otherwise make available any proceeds to any subsidiary, joint venture partner or other Person:

(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Entity represents and covenants that for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

2. *Representations and Warranties of the Selling Shareholder*. Each Selling Shareholder represents and warrants to and agrees with the Underwriter that:

(a) This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder.

(b) The execution and delivery by such Selling Shareholder of, and the performance by such Selling Shareholder of its obligations under, this Agreement, will not contravene any provision of applicable law, or the certificate of incorporation or by-laws of such Selling Shareholder (if such Selling Shareholder is a corporation), or any agreement or other instrument binding upon such Selling Shareholder or any judgment, order or decree of any governmental body, agency or court having jurisdiction over such Selling Shareholder, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by such Selling Shareholder of its obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares.

(c) Such Selling Shareholder has, and on the Closing Date will have, valid title to, or a valid "security entitlement" within the meaning of Section 8-501 of the New York Uniform Commercial Code in respect of, the Shares to be sold by such Selling Shareholder free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and to sell, transfer and deliver the Shares to be sold by such Selling Shareholder or a security entitlement in respect of such Shares.

(d) Upon payment for the Shares to be sold by such Selling Shareholder pursuant to this Agreement, delivery of such Shares, as directed by the Underwriter, to Cede & Co. ("**Cede**") or such other nominee as may be designated by the Depository Trust Company ("**DTC**"), registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities account of the Underwriter (assuming that neither DTC nor the Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the New York Uniform Commercial Code (the "**UCC**")) to such Shares), (A) DTC shall be a "protected purchaser" of such

7

Shares within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriter will acquire a valid security entitlement in respect of such Shares and (C) no action based on any "adverse claim", within the meaning of Section 8-102 of the UCC, to such Shares may be asserted against the Underwriter with respect to such security entitlement; for purposes of this representation, the Selling Shareholder may assume that when such payment, delivery and crediting occur, (x) such Shares will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company's share registry in accordance with its certificate of incorporation, bylaws and applicable law, (y) DTC will be registered as a "clearing corporation" within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the account of the Underwriter on the records of DTC will have been made pursuant to the UCC.

(d) The Selling Shareholder has reviewed and is familiar with the Registration Statement, the Time of Sale Prospectus and the Prospectus (at the Closing Date in the case of the Prospectus) and, with respect solely to information provided in writing by the Selling Shareholder that is included therein, has no knowledge of any material fact, condition or information not disclosed in the Time of Sale Prospectus or the Prospectus (at the Closing Date in the case of the Prospectus) that has had, or may have, a material adverse effect on the Company and its subsidiaries, taken as a whole. The Selling Shareholder is not prompted by any information concerning the Company or its subsidiaries which is not set forth in the Time of Sale Prospectus to sell its Shares pursuant to this Agreement.

(e) (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and

8

warranties set forth in this paragraph 2(e) shall only apply to statements or omissions in the Registration Statement or the Prospectus based upon information relating to any the Selling Shareholder furnished by or on behalf of the Selling Shareholder in writing expressly for use therein.

3. *Agreements to Sell and Purchase*. The Selling Shareholder hereby agrees to sell to the Underwriter, and the Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from such Seller at $11.40 a share (the "**Purchase Price**") the Firm Shares (subject to such adjustments to eliminate fractional shares as you may determine).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Selling Shareholder agrees to sell to the Underwriter the Additional Shares, and the Underwriter shall have the right to purchase up to 3,000,000 Additional Shares at the Purchase Price, provided, however, that the amount paid by the Underwriter for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. You may exercise this right on behalf of the Underwriter in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriter and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice. Each day, if any, that Additional Shares are to be purchased shall be referred to as an "**Option Closing Date**".

The Selling Shareholder hereby agrees that, without the prior written consent of the Underwriter it will not, during the period ending 60 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (3) file any registration statement with the Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; *provided, however*, in the case of clause (1) above, any pledge by the Selling Shareholder of shares of Common Stock in favor of a lender, prime broker or other similar financing source shall be permitted.

The restrictions contained in the preceding paragraph shall not apply to (a) the Shares to be sold hereunder, (b) distributions by the Selling Shareholder of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the Selling Shareholder or to private trades (sometimes referred to as cross trades) with investment funds under common investment control with the Selling Shareholder; *provided* that in the case of any such transfer or distribution, (i) each donee, distributee or transferee shall enter into a written agreement accepting the restrictions set forth in the preceding paragraph and this paragraph as if it were a Selling Shareholder and (ii) it shall not be required to file, and shall not voluntarily file, a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, during the 60-day restricted period. In addition, the Selling Shareholder, agrees that, without the prior written consent of the Underwriter, it will not, during the period ending 60 days after the date of the Prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The Selling Shareholder consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of any Shares held by the Selling Shareholder except in compliance with the foregoing restrictions.

4.   *Terms of Public Offering*. The Sellers are advised by you that the Underwriter proposes to make a public offering of the Shares on the terms set forth in the Prospectus as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The price of the Shares initially offered to the public is referred to herein as the "**Public Offering Price**."

5.   *Payment and Delivery*. Payment for the Firm Shares to be sold by the Selling Shareholder shall be made to such Seller in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the account of the Underwriter at 10:00 a.m., New York City time, on September 28, 2009, or at such other time on the same or such other date, not later than October 5, 2009, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the "**Closing Date**."

Payment for any Additional Shares shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the account of the Underwriter at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than October 22, 2009, as shall be designated in writing by the Underwriter.

The Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the Underwriter, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriter duly paid, against payment of the Purchase Price therefor.

6. *Conditions to the Underwriter's Obligations*. The obligations of the Selling Shareholder to sell the Shares to the Underwriter and the obligation of the Underwriter to purchase and pay for the Shares on the Closing Date are subject to the condition that the Registration Statement shall have become effective prior to the date hereof.

The obligation of the Underwriter is subject to the following further conditions:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization," as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and

(ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus (excluding amendments or supplements thereto) as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b) The Underwriter shall have received on the Closing Date (1) a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 6(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date and (2) a certificate, dated the Closing Date and signed by an executive officer of the Selling Shareholder to the effect that the representations and warranties of the Selling Shareholder contained in this Agreement are true and correct as of the Closing Date and that the Selling Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officers signing and delivering such certificates may rely upon the best of his or her knowledge as to proceedings threatened.

(c)   The Underwriter shall have received on the Closing Date an opinion of White & Case LLP ("**W&C**"), outside counsel for the Company and W. Thaddeus Miller, Esq. ("**Miller**"), general counsel for the Company, dated the Closing Date, covering matters to the effect set forth in Annex A hereto.

(d)   The Underwriter shall have received on the Closing Date an opinion of (i) Kramer Levin Naftalis & Frankel LLP, U.S. counsel for the Selling Shareholder, (ii) in-house counsel of the Selling Shareholder and (iii) Ogier, Cayman Islands counsel for the Selling Shareholder (such individual and firms, the "**Selling Shareholder Counsel**"), each such opinion dated the Closing Date, to the effect set forth in Annex B hereto.

(e)   The Underwriter shall have received on the Closing Date an opinion of Cahill Gordon & Reindel LLP, counsel for the Underwriter, dated the Closing Date, covering such matters as requested by the Underwriter.

The opinions of W&C, Miller and Selling Shareholder Counsel described in Section 6(c) and 6(d) above shall be rendered to the Underwriter at the request of the Company or the Selling Shareholder, as the case may be, and shall so state therein.

(f)   The Underwriter shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, from PricewaterhouseCoopers LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; *provided* that the letter delivered on the Closing Date shall use a "cut-off date" not earlier than the date hereof.

(g)   The "lock-up" agreement executed by the Selling Shareholder in the form of Exhibit A hereto relating to sales and certain other dispositions of shares of Common Stock or certain other securities, delivered to the Underwriter on or before the date hereof, shall be in full force and effect on the Closing Date.

The obligation of the Underwriter to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.

7.   *Covenants of the Company*. The Company covenants with the Underwriter as follows:

(a)   To furnish to you, without charge, two signed copies of the Registration Statement (including exhibits thereto and documents incorporated by reference) and to furnish to the Underwriter in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 7(f) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated therein by reference and any supplements and amendments thereto or to the Registration Statement as the Underwriter may reasonably request.

(b)   Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to the Underwriter a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Underwriter reasonably objects, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

(c)   To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Underwriter reasonably objects.

(d)   Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)   If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriter, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriter and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)   If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriter the Prospectus (or in

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lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by the Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriter, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriter and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriter and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

(g) To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.

(h) To make generally available to the Company's security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

8. *Expenses*. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Sellers agree to pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company's counsel, the Company's accountants and counsel for the Selling Shareholder in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriter and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriter, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 7(g) hereof, including filing fees and the

reasonable fees and disbursements of counsel for the Underwriter (not to exceed $5,000) in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all filing fees incurred in connection with the qualification of the offering of the Shares by the Financial Industry Regulatory Authority, Inc., (v) all costs and expenses incident to listing the Shares on the NYSE, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any "road show" undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 10 entitled "Indemnity and Contribution" and the last paragraph of Section 12 below, the Underwriter will pay all of its costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by it and any advertising expenses connected with any offers it may make.

The provisions of this Section shall not supersede or otherwise affect any agreement that the Sellers may otherwise have for the allocation of such expenses among themselves.

9.   *Covenants of the Underwriter*. The Underwriter covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

10.   *Indemnity and Contribution*. (a) The Company agrees to indemnify and hold harmless the Underwriter, each person, if any, who controls the Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of the Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant

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to Rule 433(d) under the Securities Act, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Underwriter furnished to the Company in writing by the Underwriter through you expressly for use therein.

(b)   The Selling Shareholder agrees to indemnify and hold harmless each Underwriter, its directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to the Selling Shareholder furnished by or on behalf of the Selling Shareholder in writing expressly for use in the Registration Statement, the Time of Sale Prospectus or the Prospectus (which information includes all information under the caption "Selling Shareholder" in the Registration Statement, the Time of Sale Prospectus and the Prospectus).

(c)   The Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the Selling Shareholder, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or the Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to the Underwriter furnished to the Company in writing by the Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or the Prospectus or any amendment or supplement thereto.

(d)   In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 10(a), 10(b) or 10(c), such person (the "**indemnified party**") shall promptly notify the person against whom such indemnity may be sought (the "**indemnifying party**") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Underwriter and all persons, if any, who control the Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Selling Shareholder and all persons, if any, who control the Selling Shareholder within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriter and such control persons and affiliates of any Underwriter, such firm shall be designated in writing by the underwriter. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for the Selling Shareholder and such control persons of the Selling Shareholder, such firm shall be designated in writing by the person ultimately controlling the Selling Shareholder. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) (A) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request, and (B) such settlement is entered into more than 30 days after receipt by the indemnifying party of the proposed terms of such settlement and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(e)   To the extent the indemnification provided for in 10(a), 10(b) or 10(c) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 10(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Sellers on the one hand and the Underwriter on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by each Seller and the total underwriting discounts and commissions received by the Underwriter, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Sellers on the one hand and the Underwriter on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Sellers or by the Underwriter and the parties' relative intent,

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knowledge, access to information and opportunity to correct or prevent such statement or omission.

(f)   The Sellers and the Underwriter agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by *pro rata* allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 10(e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 10 (e) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10, the Underwriter shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(g)   Nothing in the foregoing is intended to, or shall, supersede the respective indemnification and contribution obligations of the Company and the Selling Shareholder, but only as between themselves, as provided in the Registration Rights Agreement.

(h)   The indemnity and contribution provisions contained in this Section 10 and the representations, warranties and other statements of the Company and the Selling Shareholder contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Underwriter, any person controlling the Underwriter or any affiliate of the Underwriter, the Selling Shareholder or any person controlling the Selling Shareholder, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

11.   *Termination*. The Underwriter may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iv) any moratorium on

19

commercial banking activities shall have been declared by Federal or New York State authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.

12. *Effectiveness*. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto. If this Agreement shall be terminated by the Underwriter because of any failure or refusal on the part of any Seller to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason any Seller shall be unable to perform its obligations under this Agreement, the Sellers will reimburse the Underwriter for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by the Underwriter in connection with this Agreement or the offering contemplated hereunder. Any action taken under this paragraph shall not relieve any defaulting Seller from liability in respect of any default of such Seller under this Agreement.

13. *Entire Agreement*. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company and the Selling Shareholder, on the one hand, and the Underwriter, on the other, with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Shares.

(b) The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriter has acted at arms length, is not an agent of, and owes no fiduciary duties to, the Company or any other person, (ii) the Underwriter owes the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriter may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriter arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

14. *Counterparts*. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

15. *Applicable Law*. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any rules of conflict of laws thereof that would result in the application of the laws of any other jurisdiction.

16.   *Headings*. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

17.   *Notices.* All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriter shall be delivered, mailed or sent to you at Morgan Stanley & Co. Incorporated,1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department; if to the Company shall be delivered, mailed or sent to Calpine Corporation, 717 Texas Avenue, Suite 1000, Houston, Texas 77002 Attn: W. Thaddeus Miller, Esq, Executive Vice President, Chief Legal Officer and Secretary, and if to the Selling Shareholder shall be delivered, mailed or sent to Harbinger Capital Partners, 450 Park Avenue, 30th Floor, New York, New York 10022 ATTN: Jim McGinnis.

[Remainder of page intentionally left blank]

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Very truly yours,
CALPINE CORPORATION

By: /s/ Jack Fusco
Name: Jack Fusco
Title: Chief Executive Officer

The Selling Shareholders named in Schedule I hereto

Signed as a deed by Harbinger Capital Partners LLC for and on behalf of Harbinger Capital Partners Master Fund I, LTD.

By: /s/ Ian W. Estes
     Ian W. Estes
     Vice President

Witness: /s/ John Roth

Harbinger Capital Partners Special Situations Fund, L.P. by Harbinger Capital Partners Special Situations GP, L.L.C., Its General Partner

By: /s/ Ian W. Estes
     Ian W. Estes
     Vice President

Accepted as of the date hereof

Morgan Stanley & Co. Incorporated

By: Morgan Stanley & Co. Incorporated

By: /s/ Kenneth G. Pott
     Name: Kenneth G. Pott
     Title: Managing Director

Selling Shareholder	Number of Firm Shares To Be Sold
Harbinger Capital Partners Master Fund I, Ltd.	13,333,334
Harbinger Capital Partners Special Situations Fund, L.P.	6,666,666
Total:	20,000,000

Time of Sale Prospectus

1.   Preliminary Prospectus issued September 22, 2009.



Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

Dear Sirs and Mesdames:

The undersigned understands that Morgan Stanley & Co. Incorporated ("**Morgan Stanley**" or the "**Underwriter**") proposes to enter into an Underwriting Agreement (the "**Underwriting Agreement**") with Calpine Corporation, a Delaware corporation (the "**Company**") and the selling stockholder named therein, providing for the public offering (the "**Public Offering**") by Morgan Stanley of up to 23,000,000 shares (the "**Shares**") of the common stock, $.001 par value of the Company (the "**Common Stock**").

To induce the Underwriter to participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley, it will not, during the period commencing on the date hereof and ending 60 days after the date of the final prospectus relating to the Public Offering (the "**Prospectus**"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; *provided, however*, in the case of clause (1) above, any pledge by the undersigned of shares of Common Stock in favor of a lender, prime broker or other similar financing source shall be permitted. The foregoing sentence shall not apply to distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned or to private trades (sometimes referred to as cross trades) with investment funds under common investment control with the undersigned; *provided* that in the case of any such transfer or distribution (i) each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 60 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's shares of Common Stock except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriter are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the selling stockholder and the Underwriter.

Very truly yours, _____

(Name) _____

(Address)

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